UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

Fomento Económico Mexicano, S.A.B. de C.V.

(Name of Issuer)

American Depositary Shares, each representing 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares, without par value

(Title of Class of Securities)

344419106(1)

(CUSIP Number)

Laurie Smiley, Esq.

Arian Colachis, Esq.

2365 Carillon Point

Kirkland, WA  98033

(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 26, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) CUSIP number is for the American Depositary Shares only

CUSIP No. 344419106
1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 268,873,490 Series B Shares; 537,746,980 Series D-B Shares; 537,746,980 Series D-L Shares(1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 268,873,490 Series B Shares; 537,746,980 Series D-B Shares; 537,746,980 Series D-L Shares(1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 268,873,490 Series B Shares; 537,746,980 Series D-B Shares; 537,746,980 Series D-L Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9% of Series B Shares; 12.4% of Series D-B Shares; 12.4% of Series D-L Shares

14.	Type of Reporting Person (See Instructions) OO

(1)Cascade Investment, L.L.C. (“Cascade”) holds 26,887,349 American Depositary Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  All ADSs held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 344419106
1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,958,000 Series B Shares; 5,916,000 Series D-B Shares; 5,916,000 Series D-L Shares(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,958,000 Series B Shares; 5,916,000 Series D-B Shares; 5,916,000 Series D-L Shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,958,000 Series B Shares; 5,916,000 Series D-B Shares; 5,916,000 Series D-L Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03% of Series B Shares; 0.1% of Series D-B Shares; 0.1% of Series D-L Shares

14.	Type of Reporting Person (See Instructions) OO

(1)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 295,800 American Depositary Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 344419106
1.	Names of Reporting Persons Melinda French Gates

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,958,000 Series B Shares; 5,916,000 Series D-B Shares; 5,916,000 Series D-L Shares(1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 2,958,000 Series B Shares; 5,916,000 Series D-B Shares; 5,916,000 Series D-L Shares(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,958,000 Series B Shares; 5,916,000 Series D-B Shares; 5,916,000 Series D-L Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.03% of Series B Shares; 0.1% of Series D-B Shares; 0.1% of Series D-L Shares

14.	Type of Reporting Person (See Instructions) IN

(1)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 295,800 American Depositary Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

CUSIP No. 344419106
1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 268,873,490 Series B Shares; 537,746,980 Series D-B Shares; 537,746,980 Series D-L Shares(1)

	8.	Shared Voting Power 2,958,000 Series B Shares; 5,916,000 Series D-B Shares; 5,916,000 Series D-L Shares(2)

	9.	Sole Dispositive Power 268,873,490 Series B Shares; 537,746,980 Series D-B Shares; 537,746,980 Series D-L Shares(1)

	10.	Shared Dispositive Power 2,958,000 Series B Shares; 5,916,000 Series D-B Shares; 5,916,000 Series D-L Shares(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,831,490 Series B Shares; 543,662,980 Series D-B Shares; 543,662,980 Series D-L Shares(1)(2

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9% of Series B Shares; 12.5% of Series D-B Shares; 12.5% of Series D-L Shares

14.	Type of Reporting Person (See Instructions) IN

(1)Cascade Investment, L.L.C. (“Cascade”) holds 26,887,349 American Depositary Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V. (the “Issuer”).  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  All ADSs held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)Bill & Melinda Gates Foundation Trust (the “Trust”) beneficially owns 295,800 ADSs of the Issuer.  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all the ADSs beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III and Melinda French Gates as Co-Trustees of the Trust.

Item 1.	Security and Issuer

This statement relates to American Depository Shares (“ADSs”) of Fomento Económico Mexicano, S.A.B. de C.V. (the “Issuer”).  Each ADS represents 10 BD Units, each consisting of one Series B Share, two Series D-B Shares and two Series D-L Shares.  The CUSIP number for the ADSs is 344419106.  No CUSIP number exists for the underlying Series B Shares, Series D-B Shares and Series D-L Shares.  The principal executive offices of the Issuer are located at General Anaya No. 601 Pte., Colonia Bella Vista, Monterrey, Nuevo León 64410 Mexico.

Item 2.	Identity and Background

(a)    This statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”), William H. Gates III and Melinda French Gates (collectively, the “Reporting Persons”).  Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose and the Reporting Persons expressly disclaim membership in a group.

(b)-(c)  Cascade is a limited liability company solely owned by Mr. Gates and organized under the laws of the State of Washington to hold his investments. The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington  98033.

The Trust is a charitable trust established under the laws of the State of Washington.  The Trust was established to invest and manage the endowment assets of Bill & Melinda Gates Foundation (the “Foundation”) and to separate the investment activities of the endowment from the program and grant-making work of the Foundation. The address of the principal place of business and principal office of the Trust is 1551 Eastlake Avenue E., Seattle, Washington  98102.

Mr. Gates, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade and a Co-Trustee of the Trust. The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

Mrs. Gates, a natural person, is a Co-Trustee of the Trust. The address of her principal office and principal place of business as Co-Trustee of the Trust is 1551 Eastlake Avenue E., Seattle, Washington  98102.

The executive officers and persons controlling Cascade are set forth on Exhibit 99.1, which is attached hereto and incorporated herein by reference.  Exhibit 99.1 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

The Co-Trustees of the Trust are set forth in Exhibit 99.2, which is attached hereto and incorporated herein by reference.  Exhibit 99.2 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)   During the last five years, none of the Reporting Persons nor any person named in Exhibit 99.1 or 99.2 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Mr. Gates and Mrs. Gates are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

During the past sixty days, Cascade purchased 1,999,100 ADSs for an aggregate purchase price of $92,050,129.42 with its own capital.

Item 4.	Purpose of Transaction

The Reporting Persons have been investors in the Issuer since 2005 in the ordinary course of their business. The Reporting Persons acquired their respective ADSs for investment purposes. The Reporting Persons previously reported their beneficial ownership of the ADSs of the Issuer in a statement on Schedule 13G, initially filed on December 20, 2007 and amended on September 5, 2008, February 17, 2009 and February 16, 2010.

On April 26, 2010, the Series D shareholders of the Issuer elected Michael Larson to serve as a Series D Alternate Director of the Board of Directors. This Schedule 13D is being filed in connection with such election.

The Reporting Persons intend to continuously review their investment in the Issuer and reserve the right to change their plans and intentions at any time, as they deem appropriate, and to take any and all actions that they may deem appropriate to maximize the value of their investment.  The Reporting Persons may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer and/or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire.  The Reporting Persons may formulate other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)    See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Series B, D-B and D-L Shares beneficially owned by each of the Reporting Persons.

(b)    See items 7 through 10 of the cover pages to this Schedule 13D for the number and percentage of Series B, D-B and D-L Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c)    During the past sixty days, Cascade purchased 1,999,100 ADSs for cash in open market transactions on the dates and for the weighted average prices set forth in Exhibit 99.3, which are attached hereto and incorporated herein by reference.

(d)    None.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated April 27, 2010, included on the signature page attached hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	List of each executive or person controlling Cascade

Exhibit 99.2	List of each Co-Trustee of the Trust

Exhibit 99.3	Transactions during the past sixty days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2010	CASCADE INVESTMENT, L.L.C.

	By	*
		Name:	Alan Heuberger(1)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

	By	*
		Name:	Alan Heuberger(2)(3)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed on behalf of each of us.

Date: April 27, 2010	CASCADE INVESTMENT, L.L.C.

	By	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for each of the Co- Trustees, William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

	By	*
		Name:	Alan Heuberger (2) (3)
		Title:	Attorney-in-fact

MELINDA FRENCH GATES

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact

*By:	/s/Alan Heuberger
Alan Heuberger

(1)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated  August 12, 2008, by and on behalf of Michael Larson, and attached as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(2)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III and Melinda French Gates as Co Trustees, and attached hereto as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. filed on May 7, 2009, SEC File No. 05-60431 and incorporated by reference herein.

(3)Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, and attached as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation filed on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.